Exhibit 99.7

FIRST RANK DEED OF SHARE CHARGE
over 51% of shares in PENG OI INVESTMENT (HONG KONG) HOLDINGS LIMITED by

DRAGON JADE HOLDINGS LIMITED

in favour of

 PEAK ASIA INVESTMENT HOLDINGS V LIMITED

Dated [•] 2020

SCHEDULE A	FORM OF INSTRUMENT OF TRANSFER

SCHEDULE B	FORM OF LETTER OF RESIGNATION

SCHEDULE C	FORM OF LETTER OF AUTHORITY AND UNDERTAKING

SCHEDULE D	FORM OF RESOLUTIONS

DEED OF SHARE CHARGE (this “Deed”) is made on [•] 2020

BY:

DRAGON JADE HOLDINGS LIMITED, a company incorporated and existing under the laws of the British Virgin Islands with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Chargor”).

IN FAVOUR OF:

PEAK ASIA INVESTMENT HOLDINGS V LIMITED, a company incorporated and existing under the laws of the British Virgin Islands with its registered address at Flemming House, Wickhams Cay, P.O.Box 662, Road Town, Tortola, British Virgin Islands (the “Secured Party”).

Each of the Chargor and the Secured Party is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS:

(A)                              The Secured Party, Aesthetic Medical International Holdings Group Limited, a company incorporated and existing under the laws of the Cayman Islands (the “Company”) and Beacon Technology Investment Holdings Limited, a company incorporated and existing under the laws of the HKSAR, have entered into a convertible note purchase agreement dated [•] 2020 (the “Convertible Note Purchase Agreement”), pursuant to which one or more convertible notes of the Company (the “Convertible Note”) will be issued to the Secured Party.

(B)                               The Chargor is the registered holder of all of the issued and outstanding shares of the Subsidiary.

(C)                               To secure the Secured Obligations (as defined below), the Chargor has agreed to create a security interest over 5,100 shares of the Subsidiary representing 51 per cent. of the issued and outstanding shares of the Subsidiary (the “Charged Shares”) and all Proceeds (as defined below).

NOW, THEREFORE, in consideration of the foregoing premises, which are hereby incorporated into and made a part of the terms hereof, it is agreed as follows:

SECTION 1
DEFINITIONS

1.1                               All capitalised terms not otherwise defined in this Deed shall have the meanings attributed to such terms in the Convertible Note Purchase Agreement.  In this Deed, unless the context otherwise requires, the following words and expressions have the following meanings:

“Business Day” means a day that is not a Saturday or Sunday or any other day on which banks in the PRC, HKSAR, the Cayman Islands or the British Virgin Islands are required or authorised to be closed.

“Charge” means the charge of the Security granted by the Chargor in favour of the Secured Party pursuant to Section 2.

“CN Basic Documents” has the meaning given to that term in the Convertible Note Purchase Agreement.

“CPO” means the Conveyancing and Property Ordinance (Cap. 219).

“Governmental Authority” means any government or political subdivision thereof; any department, agency or instrumentality of any government or political subdivision thereof; any court or arbitral tribunal; and the governing body of any securities exchange.

“HKIAC” means the Hong Kong International Arbitration Centre.

“HKIAC Rules” means the Hong Kong International Arbitration Centre Administered Arbitration Rules.

“HKSAR” means the Hong Kong Special Administrative Region of the PRC.

“Material Adverse Change” has the meaning given to that term in the Convertible Note Purchase Agreement.

“Note Documents” has the meaning given to that term in the Convertible Note Purchase Agreement.

“PRC” means the People’s Republic of China, excluding, for purposes of this Deed, HKSAR, Macau and Taiwan.

“Proceeds” means all proceeds, whether in the form of cash or other property, deriving from legal or beneficial ownership of the Charged Shares, including all dividends or other distributions (whether in cash, shares or other property) and all sale proceeds.

“Secured Obligations” means all present and future obligations and liabilities (whether actual or contingent) owed by the Company, any other Group Company or the Founders to the Secured Party under the Note Documents.

“Security” means the Charged Shares and the Proceeds, and all of the Chargor’s right, title and interest thereto or therein.

“Subsidiary” means Peng Oi Investment (Hong Kong) Holdings Limited, a private company limited by shares incorporated and existing under the laws of Hong Kong with company registration number 0913408.

1.2                               The following terms are defined in this Deed as follows:

“Arbitration Notice”	Section 12.9(a)
“Charged Shares”	Recitals
“Chargor”	Preamble
“Company”	Recitals
“Convertible Note”	Recitals
“Convertible Note Purchase Agreement”	Recitals
“Deed”	Preamble
“Dispute”	Section 12.9(a)
“Party” / “Parties”	Preamble
“Receiver”	Section 6.1
“Secured Party”	Preamble
“Shareholder Loans”	Section 2.13
“Tax”	Section 10.1
“Third Party Rights Law”	Section 7.5

1.3                                                                               (a)           Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.

(a)                                 Headings are included for convenience only and shall not affect the construction of any provision of this Deed.

(b)                                 “Include,” “including,” “are inclusive of” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”

(c)                                  Law.  References to “law” shall include all applicable laws, regulations, rules and orders of any Governmental Authority, securities exchange or other self-regulating body, any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, order, decree or judgment; and “lawful” shall be construed accordingly.

(d)                                 References to this Deed include the Schedules, which form an integral part hereof.  A reference to any Section or Schedule is, unless otherwise specified, to such Section of, or Schedule to, this Deed.  The words “hereof,” “hereunder” and “hereto,” and words of like import, refer to this Deed as a whole and not to any particular Section hereof or Schedule hereto.  A reference to any document (including this Deed) is to that document as amended, consolidated, supplemented, renovated or replaced from time to time.

(e)                                  If a period of time is specified and dates from a given day or the day of a given act or event, such period shall be calculated exclusive of that day.

(f)                                   References to writing and written include any mode of reproducing words in a legible and non-transitory form including emails and faxes.

(g)                                  This Deed is drawn up in the English language.  If this Deed is translated into any language other than English, the English language text shall prevail.

SECTION 2
CHARGE

2.1                               In consideration of, and as a condition precedent for, the Secured Party completing the purchase of the Convertible Note, and subject to the terms and conditions of this Deed, the Chargor hereby charges the Security to the Secured Party as first priority security for the Secured Obligations.

2.2                               In order to give to the Secured Party full effect to the Charge, on the date of this Deed (except with respect to the evidence referred to in paragraph (f) below, within three (3) Business Days after the date of this Deed), the Chargor will deliver to the Secured Party each of the following, in form and substance satisfactory to the Secured Party:

(a)                                 all share certificates representing or evidencing the Charged Shares;

(b)                                 an undated instrument of transfer and undated contract notes in the forms set out in Schedule A, duly executed by the Chargor as the transferor in blank;

(c)                                  a signed, undated letter of resignation of each director of the Subsidiary in the form set out in Schedule B, which the Secured Party is authorised to date and deliver in its discretion in connection with any enforcement of the Charge in accordance with the terms of this Deed;

(d)                                 a signed and dated letter of authority and undertaking from each director of the Subsidiary in the form set out in Schedule C;

(e)                                  undated written resolutions of the board of directors of the Subsidiary in the form set out in Schedule D signed by each director of the Subsidiary; and

(f)                                   a certified copy of the register of members of the Subsidiary, including an annotation that the Chargor has charged the Charged Shares in favour of the Secured Party.

Each of the foregoing may be used by the Secured Party in relation to the Charged Shares when, and only when, the Charge becomes enforceable in accordance with Section 2.8.

2.3                               Immediately upon the appointment of any new director of the Subsidiary, the Chargor shall deliver or procure to be delivered to the Secured Party a signed, undated letter of resignation of such new director in the form set out in Schedule B, a signed and dated letter of authority and undertaking from such new director in the form set out in Schedule C, and a copy of the resolutions set out in Schedule D signed by all then current directors of the Subsidiary including such new director.

2.4                               If the Chargor receives any additional shares of the Subsidiary, whether as a distribution from the Subsidiary or otherwise, such shares, to the extent necessary to ensure that the Charged Shares continue to represent at least 51% of the issued and outstanding shares of the Subsidiary, shall be Charged Shares hereunder, and the Chargor shall promptly deliver or procure to be delivered the share certificates representing or evidencing such shares to the Secured Party together with duly completed, executed and undated instruments of transfer with respect to such shares in the form set out in Schedule A.

2.5                               The Chargor shall promptly execute and deliver to the Secured Party such documents relating to the Security as the Secured Party or any Receiver reasonably requires.

2.6                               The Chargor shall promptly, at its own cost and expense, do whatever the Secured Party reasonably requires:

(a)                                 to perfect or protect the Charge or the priority of the Charge;

(b)                                 to put into effect the signed forms, letters and resolutions in Schedules B, C and D including the procurement of relevant officers and directors of the Subsidiary to sign, date and complete forms and documents reasonably required by Governmental Authorities; and

(c)                                  to facilitate the realisation of the Charged Shares or the exercise of any rights vested in the Secured Party upon the Charge becoming enforceable,

including executing any transfer, conveyance, charge, mortgage, assignment or assurance of the Charged Shares (whether to the Secured Party or its nominees or otherwise, as directed by the Secured Party), or making any registration and giving any notice, order or direction, in each case, that is reasonably requested by the Secured Party.

2.7                               The Chargor shall file and register this Deed with all relevant Governmental Authorities and take all other actions necessary to perfect and protect the Charge as required under applicable law in each case within the statutory time period for such filings, registrations and actions and in no case later than fifteen (15) Business Days after the First Closing Date.  Without limiting the generality of the foregoing, the Chargor shall ensure that the details of this Deed are registered with the Registry of Corporate Affairs of the British Virgin Islands within the statutory time period for such registration and that evidence of such registration having been made satisfactory to the Secured Party is provided to the Secured Party.

2.8                               The Charge shall become enforceable at such time as the Secured Party has given notice to the Chargor in accordance with Section 6.3 of the Convertible Note declaring that the Convertible Note shall become due and payable.  After the Charge has become enforceable, the Secured Party may at its absolute discretion take such action and/or institute such proceedings in accordance with this Deed and applicable laws as it may think fit to enforce the Charge.

2.9

(a)                                 At any time after the Charge becomes enforceable in accordance with Section 2.8, the Secured Party shall have the right either in its own name or in the name of the Chargor or any nominee of the Chargor and in such manner and upon such terms and conditions as the Secured Party thinks fit:

(i)                                     to exercise the voting rights attached to the Charged Shares;

(ii)                                  without notice to, or further consent or concurrence by the Chargor, to dispose of or realise the Security to any Person for such consideration as it may determine is reasonable in the circumstances (whether comprising cash or other property, obligations or other consideration of any nature) (it being understood that any excess of such consideration above the amount of the Secured Obligations shall be returned to the Chargor);

(iii)                               to take possession of, collect and get in any of the Security and, for that purpose, to take such proceedings as may seem to it to be expedient;

(iv)                              to transfer ownership of the Charged Shares to the Secured Party or its nominee;

(v)                                 to settle, adjust, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands relating to the Charge;

(vi)                              to raise or borrow money and grant security over any of the Charged Shares;

(vii)                           to do all acts and execute in the name and on behalf of the Chargor any document or deed in respect of the Charged Shares;

(viii)                        to rank and claim in the insolvency or liquidation of the Chargor and to receive dividends and to accede to trust deeds for the creditors of the Chargor;

(ix)                              to present or defend a petition for the winding up of the Chargor;

(x)                                 to bring, prosecute, enforce, defend and abandon actions, suits and proceedings in relation to the Charge;

(xi)                              to remove the directors of the Subsidiary and to replace them with persons nominated by the Secured Party by dating and presenting the undated, executed letters of resignation and resolutions delivered pursuant to this Deed;

(xii)                           to redeem any security (whether or not having priority of the Charge) over the Security;

(xiii)                        to make any arrangement or compromise on behalf of the Chargor in respect of the Charged Shares;

(xiv)                       to exercise all the powers and rights of an absolute owner and do or omit to do anything which the Chargor itself could do or omit to do; and

(xv)                          to do all such other acts and things it may consider necessary or expedient for the enforcement of the Charge.

Each of the rights specified in the subparagraphs of this Section 2.9(a) shall (except as otherwise provided) be distinct and shall not be in any way limited by reference to any other subparagraph or by the order in which they appear.  At any time after the Charge becomes enforceable, the Chargor shall immediately upon the request of the Secured Party, procure the registration of the transfer of the Charged Shares to the Secured Party or its nominee according to the request of the Secured Party.

The restrictions contained in paragraph 11 of the Fourth Schedule to the CPO shall not apply to this Deed or to the exercise by the Secured Party of its right to consolidate all or any of the security created by this Deed with any other security in existence at any time or to its power of sale, which power may be exercised by the Secured Party without notice to the Chargor at any time after the Charge becomes enforceable.

The power of sale conferred by this Deed shall operate as a variation and extension of the statutory power of sale under sections 51 and 53 of the CPO.

(b)                                 In the exercise of its powers under Section 2.9(a), the Secured Party shall be the agent of the Chargor for all purposes and, subject to the law of any applicable jurisdiction, the Chargor alone shall be responsible for those contracts, engagements, acts, omissions, defaults and losses and for liabilities incurred absent gross negligence, willful misconduct or fraud by the Secured Party in the exercise of such powers.

(c)                                  The Secured Party may whenever it thinks fit delegate by power of attorney or otherwise to any Person or Persons, all or any of the powers, authorities and discretions vested in the Secured Party by this Deed or in connection with the Charge and such delegation may be made upon such regulations as the Secured Party may think fit and the Secured Party shall not be bound to supervise the proceedings or be responsible for any loss incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate.

2.10                        Until the Charge becomes enforceable in accordance with Section 2.8 and to the extent permitted by the CN Basic Documents, the Chargor shall be entitled to exercise or direct the exercise of the voting rights attached to any of the Charged Shares in such manner as it sees fit, except in any manner that is inconsistent with or that prejudices the interests of the Secured Party under this Deed, and to receive all dividends, distributions and other payments made in respect of the Charged Shares.

2.11                        After the Charge has become enforceable in accordance with Section 2.8, the Secured Party shall be entitled to exercise or direct the exercise of the voting rights attached to any of the Charged Shares in such manner as it sees fit, and to receive, for application against the Secured Obligations, all dividends, distributions and other payments made in respect of the Charged Shares.  The Chargor shall after such time comply or procure the compliance with any directions of the Secured Party in respect of the exercise of those voting rights.

2.12                        Except as otherwise provided in this Section 2, the Chargor, before the Charge becomes enforceable, and the Secured Party, after the Charge becomes enforceable, shall be entitled to and shall exercise or direct the exercise of all other rights from time to time attaching to or connected with any of the Security, provided that the Chargor shall not exercise or direct the exercise of such rights in any manner that is inconsistent with or would otherwise prejudice or adversely affect the interests of the Secured Party under this Deed.

2.13                        In the event that the Chargor makes loans or other advances to the Subsidiary after the First Closing Date (the “Shareholder Loans”), the Chargor shall assign absolutely to the Secured Party all its right, title and interest in and to the Shareholder Loans as additional security for the Secured Obligations.  The Chargor shall also procure acknowledgement from the Subsidiary of the assignment of the Shareholder Loans upon such assignment.

2.14                        The obligations of the Chargor under this Deed shall be in addition to any covenants for title deemed to be included in this Deed under applicable law.

SECTION 3
FURTHER UNDERTAKINGS, REPRESENTATIONS AND WARRANTIES

3.1                               The Chargor represents and warrants to the Secured Party as follows:

(a)                                 the Chargor is duly incorporated and in good standing under the laws of the jurisdiction in which it is incorporated, and has and will at all times have the necessary legal right, power and authority to enter into and perform its obligations under this Deed, and has duly authorised the execution and delivery of this Deed and the performance of its obligations hereunder;

(b)                                 this Deed constitutes the legal, valid and binding obligation of the Chargor enforceable in accordance with its terms;

(c)                                  the execution and performance of this Deed by the Chargor will not require the Chargor to obtain any licences, consents or approvals and do not and will not violate the provisions of (i) any applicable laws or regulations, (ii) any relevant governmental approval or authorisation, (iii) any agreement or other instrument binding on it, or (iv) its memorandum and articles of association or other constituent documents;

(d)                                 no litigation, administrative, governmental or arbitral proceeding affecting the Chargor or presently threatened against the Chargor or any of its assets has or is likely to have a Material Adverse Change;

(e)                                  the Chargor is and will, at all times during the subsistence of the security hereby constituted, be the sole, lawful and beneficial owner of the Security free from any Encumbrance (other than the Encumbrances created under this Deed or under other Note Documents) and the Charged Shares are fully paid up;

(f)                                   the Charge is a first priority security interest over the Security;

(g)                                  the Charged Shares are freely transferable on the books of the Subsidiary and no consents or approvals are required in order to register a transfer of the Charged Shares;

(h)                                 except in accordance with the provisions of this Deed, the Chargor has not sold or granted any rights of pre-emption over or agreed to sell or grant any right of pre-emption over or otherwise disposed of or agreed to dispose of, the benefit or all or any of its rights, titles and interest in and to the Security or any part thereof, except as may be provided under the Note Documents;

(i)                                     the Charged Shares constitute at least 51 per cent. of the equity securities of the Subsidiary in issue, the Charged Shares are registered in the name of the Chargor, and no person, other than the Secured Party under the CN Basic Documents, has any right to subscribe for or otherwise acquire any equity securities of the Subsidiary; and

(j)                                    the Chargor has not taken any corporate action nor have any other steps been taken or legal proceedings been started or threatened against it for winding-up, administration, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, trustee or similar officer of its or any or all of its assets or revenues.

3.2                               The representations and warranties in Section 3.1 are deemed to be made by the Chargor by reference to the facts and circumstances then existing on the date of this Deed, on the First Closing Date and on each day until the Security is released pursuant to Section 5.4(a).

3.3                               Except with the consent in writing of the Secured Party, the Chargor shall not (a) create, effect or permit to subsist any Encumbrance on, over or with respect to the Security except pursuant to the Note Documents, (b) dispose of, attempt to dispose of or otherwise deal in any way with any of the Security except in such manner as may be expressly permitted under the Note Documents, or (c) permit any issuance of shares or other securities by the Subsidiary, other than in accordance with the terms of the Note Documents.

3.4                               The Chargor shall not, and shall not permit any person to, take any action, step, or decision which may prejudice the Charge, the interests of the Secured Party under this Deed, or the value of the Security, or alter any rights attaching to the Charged Shares.

3.5                               The Chargor hereby undertakes to, and agrees with the Secured Party that, in the event the Secured Party acquires legal and beneficial ownership of Security to which it becomes entitled in accordance with this Deed, the Chargor shall have no claim of any kind against the Secured Party whatsoever in respect of the exercise by it of its security rights under the terms of this Deed except that the Chargor may make a claim against the Secured Party for any excess of consideration or value above the amount of the Secured Obligations which the Secured Party has received or is entitled upon disposal of the Security.

SECTION 4
POWER OF ATTORNEY

4.1                               The Chargor hereby by way of security irrevocably appoints the Secured Party, each Receiver and each delegate or sub-delegate of the Secured Party or any Receiver as its attorney, on its behalf and in its name or otherwise, at all times after the Security has become enforceable as provided herein and in such manner as the attorney may think fit:

(a)                                 to do anything that the Chargor is obliged to do under this Deed and that the Chargor fails to do;

(b)                                 where required in accordance with this Deed, to date any instrument of transfer in respect of any Charged Shares executed by the Chargor and, where so required, to procure the registration of the transferee as the holder of such Charged Shares; and

(c)                                  generally in its name and on its behalf to exercise all or any of the rights conferred on the Secured Party in relation to the Charged Shares under this Deed.

After the Charge becomes enforceable, the appointment hereunder shall be a general power of attorney for the purposes of the Powers of Attorney Ordinance (Chapter 31, Laws of Hong Kong).

4.2                               The Chargor hereby ratifies and confirms and agrees to ratify and confirm whatever any such attorney shall do or purport to do in the exercise or purported exercise of the power of attorney in Section 4.1.

SECTION 5
DISCHARGE OF SECURITY

5.1                               Subject to this Section 5, the Charge shall remain in full force and effect by way of continuing security and shall not be affected in any way by any interim settlement of account (whether or not any Secured Obligations remain outstanding thereafter) or other matter or thing whatsoever.

5.2                               Without prejudice to the generality of Section 5.1 above, except as otherwise provided in this Deed, neither the Charge, nor the amounts thereby secured, shall be affected in any way by:

(a)                                 any other security, guarantee or indemnity now or hereafter held by the Secured Party or any other Person in respect of the Secured Obligations or any other liabilities;

(b)                                 the release of any security, guarantee or indemnity (including, except to the extent of the relevant release, the Charge);

(c)                                  any amendment to any CN Basic Documents, security, guarantee or indemnity (except to the extent of any relevant amendment made to the Charge);

(d)                                 the enforcement or absence of enforcement of any security, guarantee or indemnity (including the Charge);

(e)                                  any time, indulgence, waiver or consent given to the Chargor or any other Person whether by the Secured Party, the Chargor or any other Person;

(f)                                   the making or absence of any demand for payment of any liabilities made on the Chargor, or any other Person whether by the Secured Party or any other Person;

(g)                                  the winding-up or the commencement of the winding-up of the Chargor or any other Person;

(h)                                 the illegality, invalidity or unenforceability of, or any defect in, any provision of any CN Basic Documents or any documents relating to any CN Basic Documents, security, guarantees or indemnities (including the Charge) or any of the rights or obligations of any of the parties under or in connection with any such document or any security, guarantee or indemnity (including the Charge), whether on the grounds of ultra vires, not being in the interests of the relevant Person or not having been duly authorised, executed or delivered by any Person or for any other reason whatsoever; or

(i)                                     any agreement, security, guarantee, indemnity, payment or other transaction which is capable of being avoided under or affected by any law relating to bankruptcy, insolvency or winding-up or any release, settlement or discharge given or made by the Secured Party on the faith of any such agreement, security, guarantees, indemnities, payment or other transaction, and any such releases, settlement or discharge shall be deemed to be limited accordingly.

5.3                               Without prejudice to the generality of Section 5.2 above, the Chargor expressly confirms that it intends that the Charge shall extend from time to time to any (however fundamental) variation, increase, extension, or addition of or to the Convertible Note Purchase Agreement (including any Convertible Notes issued thereunder) and/or any facility or amount made available under any other financing agreement for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs, and/or expenses associated with any of the foregoing.

5.4                               (a)           Upon the Secured Party being satisfied that all of the Secured Obligations have been unconditionally and irrevocably paid and discharged in full and any other obligations which might give rise to Secured Obligations have terminated, the Secured Party will promptly at the request and cost of the Chargor take such action as the Chargor may reasonably request to release the Security from the Charge and to return the documents referred to in Sections 2.2 and 2.4 (except Section 2.2(f)) of this Deed to the Chargor.  In the event that some of the Security has been enforced, upon such release, the Secured Party shall return to the Chargor all the remaining Security and/or the remaining portion of cash or securities received by it from the disposal of the Security in connection with such enforcement.

(b)                                 No assurance, security, guarantee or payment which may be avoided under any law relating to bankruptcy, insolvency, winding up and no release, settlement, discharge or arrangement given or made by the Secured Party on the faith of any such assurance, security, guarantee or payment, shall prejudice or affect the rights of the Secured Party to enforce the Charge to the full extent of the Secured Obligations or any other rights which the Secured Party may have in respect of the Secured Obligations or any part thereof, in each case, in accordance with the terms of this Deed.  The Chargor agrees that in such circumstances the Charge shall be deemed to have remained in full force and effect notwithstanding any such assurance, security, guarantee, payment, release, settlement, discharge or arrangement. Without prejudice to the foregoing, the Secured Party shall be entitled to retain the Charge and shall not be obliged to release the Security from the Charge until the expiry of a period of one month plus such statutory period within which any assurance, security, guarantee or payment can be avoided or invalidated after the Secured Obligations shall have been discharged in full, and after any other obligation which might give rise to Secured Obligations has terminated. If at any time within such period:

(i)                                     a petition shall be presented to a competent court for an order for the winding up of the Chargor or of any Party which has given the relevant assurance, security, guarantee or payment; or

(ii)                                  the Chargor or any other Party shall pass a resolution for or with a view to its winding up,

the Secured Party may continue to retain the Charge and not to release the Security from the Charge for and during such further period as the Secured Party in its absolute discretion shall determine.

SECTION 6
RECEIVER

6.1                               At any time after the Charge has become enforceable in accordance with Section 2.8, the Secured Party may appoint by writing such person or persons as the Secured Party thinks fit to be a receiver (the “Receiver”) in relation to all or any part of the Security.

6.2                               The Secured Party may remove any Receiver it appoints, and appoint another person or other persons as Receiver or Receivers, either in the place of a Receiver it has removed, or who has otherwise ceased to act, or to act jointly with a Receiver or Receivers.

6.3                               If at any time any two or more persons hold office as Receivers of the same assets or income, such Receivers may act jointly and/or severally so that each one of such Receivers shall be entitled (unless the contrary is stated in any instrument(s) appointing them) to exercise all the powers and discretions hereby conferred on Receivers individually and to the exclusion of the other or others of them.

6.4                               Every such appointment or removal, and every delegation, appointment or removal by the Secured Party in the exercise of any right to delegate its powers or to remove delegates, may be made in writing under the hand of any officer of the Secured Party.

6.5                               The Receiver may take such action in relation to the enforcement of this Deed including, without limitation, to sell, mortgage or otherwise dispose of the Security, to exercise any powers, discretion, voting or other rights or entitlements in relation to the Security and generally to carry out any other action which he may in his sole discretion deem necessary in relation to the enforcement of this Deed.

6.6                               The Receiver shall have all the powers of the Secured Party in this Deed and, without prejudice to the foregoing, shall have the following powers:

(a)                                 power to appoint attorneys or accountants or other professionally qualified persons to assist him in the performance of his functions;

(b)                                 power to make any payment which is necessary or incidental to the performance of his functions; and

(c)                                  power to do all other things incidental to the exercise of the foregoing powers.

6.7                               The Receiver shall be the agent of the Chargor and the Chargor alone shall be responsible for his acts and defaults and liable on any contracts made, entered into or adopted by the Receiver except for any willful misconduct or willful default on the part of the Receiver.  The Secured Party shall not be liable for the Receiver’s acts, omissions, negligence or default, nor be liable on contracts entered into or adopted by the Receiver.

6.8                               In making any sale or other disposal of any of the Security in the exercise of their respective powers, the Receiver or the Secured Party may accept by way of consideration for such sale or other disposal, cash, shares, loan capital or other obligations including, without limitation, consideration fluctuating according to or dependent upon a profit or turnover and consideration the amount of which is to be determined by a third party.  Any such consideration may be receivable in a lump sum or by instalments.

6.9                               Every Receiver shall be entitled to remuneration for his services at a rate to be fixed by agreement between him, the Secured Party and the Chargor (or, failing such agreement, to be conclusively fixed by the Secured Party) commensurate with the work and responsibilities involved upon the basis of charging from time to time adopted in accordance with the current practice of such Receiver or his firm.

SECTION 7
RIGHTS AND WAIVERS

7.1                               The rights conferred by this Deed shall be in addition to and not in substitution for the rights conferred on mortgagees or receivers by law, including but not limited to any rights conferred by the CPO, which shall apply to the Charge except in so far (if at all) as they are expressly excluded.

7.2                               Except as otherwise provided in this Deed, all rights of the Secured Party hereunder may be exercised at any time and from time to time at its absolute discretion.

7.3                               No waiver of any provision of this Deed shall be effective unless set forth in a written instrument signed by the Party waiving such provision.  No failure or delay by a Party in exercising any right, power or remedy under this Deed shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy.  Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

7.4                               So long as any Secured Obligation remains outstanding:

(a)                                 any rights of the Chargor, by reason of the performance of any of its obligations under this Deed, the enforcement of the Charge or any action taken pursuant to any rights conferred by or in connection with the Charge, to be indemnified by any Person, to prove in respect of any liability in the winding up of any person or to take the benefit of or enforce any security, guarantees or indemnities, shall be exercised and enforced only in such manner and on such terms, as the Secured Party may require; and

(b)                                 any amount received or recovered by the Chargor (i) as a result of any exercise of any such rights or (ii) in the winding up of any Person shall be held in trust for and immediately paid to the Secured Party.

7.5                               The Chargor waives any right it may have of first requiring the Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Chargor under this Deed. This waiver applies irrespective of any law or any provision of the CN Basic Documents to the contrary.

7.6                               If the Secured Party at any time receives or is deemed to have received notice of any subsequent Encumbrance or other interest affecting all or any part of the Security or any assignment or transfer of the Security which is prohibited by the terms of this Deed or any Note Document, all payments thereafter by or on behalf of the Chargor, any other Group Company or any Founder to the Secured Party shall be treated as having been credited to a new account of that Person and not as having been applied in reduction of the Secured Obligations as at the time when (or at any time after) the Secured Party received such notice of such subsequent Encumbrance or other interest or such assignment or transfer.

7.7                               In the event of any action, proceeding or step being taken to exercise any powers or remedies conferred by any prior ranking Encumbrance or upon the exercise by the Secured Party or any Receiver of any power of sale under this Deed or any other right, power or remedy of the Secured Party provided by this Deed or by applicable law, the Secured Party may redeem any prior ranking Encumbrance over or affecting any Security or procure the transfer of any such prior ranking Encumbrance to itself. The Secured Party may settle and agree the accounts of the beneficiary of any such prior Encumbrance and any accounts so settled and agreed will be conclusive and binding on the Chargor.  All principal, interest, costs, charges, expenses and/or other amounts relating to and/or incidental to any such redemption or transfer shall be paid by the Chargor to the Secured Party upon demand.

7.8                               Each Receiver has the right under the Contracts (Rights of Third Parties) Ordinance, (Cap 623), as amended, modified, re-enacted or replaced (the “Third Party Rights Law”), to enforce, in its own right, its rights pursuant to Section 6 of this Deed subject to and in accordance with the provisions of the Third Party Rights Law.

SECTION 8
INDEMNITIES

8.1                               The Chargor shall promptly indemnify the Secured Party and each Receiver against any cost, loss or liability incurred by any of them as a result of:

(a)                                 the taking, holding, protection or enforcement of the Charge; or

(b)                                 any default by the Chargor in the performance of any of its obligations under this Deed.

8.2                               For the purpose of or pending the discharge of any Secured Obligations, the Secured Party may convert any money received, recovered or realised or subject to application by it under this Deed from one currency to another at such rate of exchange as may be available to the Secured Party.  If any sum (a “Sum”) owing by the Chargor under this Deed or any order or judgment given or made in relation to this Deed has to be converted from the currency (the “First Currency”) in which such Sum is payable into another currency (the “Second Currency”) for the purpose of:

(a)                                 making or filing a claim or proof against the Chargor;

(b)                                 obtaining an order or judgment in any court or other tribunal;

(c)                                  enforcing any order or judgment given or made in relation to this Deed; or

(d)                                 applying the Sum in satisfaction of any of the Secured Obligations,

the Chargor shall, as an independent obligation, promptly upon written demand, indemnify the Secured Party from and against any loss suffered or incurred as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert such Sum from the First Currency into the Second Currency and (b) the rate or rates of exchange available to the Secured Party at the time of such receipt or recovery of such Sum.

SECTION 9
APPLICATION OF MONEYS

9.1                               Except as otherwise expressly provided in this Deed, all moneys, non-cash recoveries and/or proceeds received or recovered by the Secured Party or any Receiver pursuant to this Deed or the powers conferred by it shall (subject to the claims of any Person having prior rights thereto and subject to Section 9.2, and by way of variation of the CPO) be applied:

(a)                                 first, in payment of the fees and expenses incurred and payments made by any Receiver, the payment of his remuneration and the discharge of any liabilities incurred by such Receiver in, or incidental to, the exercise of any of his powers in connection with any Note Document;

(b)                                 second, in or towards discharge of the Secured Obligations;

(c)                                  third, if none of the Company, the Chargor, any other Group Company or the Founders is under any further actual or contingent liability under any Note Document, in payment or distribution to any person to whom the Secured Party is obliged to pay or distribute in priority to the Chargor; and

(d)                                 fourth, the balance, if any, in payment or distribution to the Chargor.

9.2                               All moneys received, recovered or realised under this Deed or the powers conferred by it by the Security Agent or any Receiver (including the proceeds of conversion of any currency) may in its discretion be credited to any held in any suspense or impersonal account pending their application from time to time in or towards discharge of any of the Secured Obligations in accordance with Section 9.1.

9.3                               Any application under this Section 9 shall override any application or appropriation by the Chargor.

SECTION 10
PAYMENTS

10.1                        All payments whatsoever under this Deed will be made by the Chargor free and clear of, and without liability for withholding or deduction for or on account of, any present or future taxes, duties or charges of whatever nature (“Tax”) imposed or levied by or on behalf of any applicable jurisdiction, unless the withholding or deduction of such Tax is required by law. If any deduction or withholding for any Tax shall at any time be required in respect of any amounts to be paid by the Chargor under this Deed, the Chargor will pay to the relevant taxing jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon, and to the extent that such withholding or deduction does not constitute income tax assessed against the Secured Party (no matter in the form of direct taxation, withholding or whatsoever), the Chargor shall pay to the Secured Party such additional amounts as may be necessary in order that the net amounts paid to the Secured Party pursuant to the terms of this Deed, after such deduction, withholding or payment (including, without limitation, any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to the Secured Party under the terms of this Deed before the assessment of such Tax.

10.2                        All payments to be made by the Chargor under this Deed shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

SECTION 11
NOTICES

11.1                        Each notice, demand or other communication given or made under this Deed shall be in writing in English and delivered or sent to the relevant Party at its address, fax number or email address set out below (or such other address, fax number or email address as the addressee has by five days’ prior written notice specified to the other Party).  Any notice, demand or other communication given or made by letter between countries shall be delivered by air mail.  Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered, (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering party; (b) if sent by post within the same country, on the third day following posting, and if sent by post to another country, on the seventh day following posting; (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch; and (d) if given or made by email, at the time of transmission.

11.2                        The initial address and facsimile for each Party for the purposes of this Deed are:

Chargor:	Dragon Jade Holdings Limited
Room 1202, Building B, Zhihui Guangchang,
4068 Qiaoxiang Road, Nanshan District, Shenzhen,
Guangdong Province, P.R.C. 518053
Attention: Toby Guanhua Wu (吴冠华)
Email: toby@pengai.com.cn

Secured Party:	c/o ADV Partners Management Pte Ltd
5 Shenton Way, #13-03 UIC Building, Singapore 068808
Facsimile: +65 6235 0325
Attention: ADV Operations (Project Cixi)
Email: operations@advpartners.com

SECTION 12
MISCELLANEOUS

12.1                        This Deed may not be amended, modified or supplemented except by a written instrument executed by each of the Parties.

12.2                        Notwithstanding any other term of this Deed, the consent of any person who is not a party to this Deed (including, without limitation, any Receiver) is not required for any amendment to, or variation, release, rescission or termination of this Deed.

12.3                        This Deed and the other CN Basic Documents constitute the whole agreement between the Parties relating to the subject matter hereof and supersede any prior agreements or understandings relating to such subject matter.

12.4                        Each and every obligation under this Deed shall be treated as a separate obligation and shall be severally enforceable as such, including in the event of any other obligation or obligations being or becoming invalid, illegal or unenforceable in whole or in part.  To the extent that any provision or provisions of this Deed are invalid, illegal or unenforceable the Chargor and the Secured Party shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

12.5                        This Deed shall be binding upon and inure to the benefit of the Chargor, the Secured Party and their respective successors and assigns, except that the Chargor shall not have the right to assign or transfer any of its rights or obligations hereunder without the prior written consent of the Secured Party. The Secured Party may assign or transfer, without the consent of the Chargor, all or any of its rights or obligations hereunder to any Person in connection with any permitted assignment or transfer of the Convertible Note.

12.6                        This Deed may be executed in one or more counterparts including counterparts transmitted by telecopier or facsimile, each of which shall be deemed an original, but all of which signed and taken together, shall constitute one document.

12.7                        The Parties declare that it is impossible to measure in money the damages that would be suffered by a Party by reason of the failure by any other Party to perform any of the obligations hereunder.  Therefore, if any Party shall institute any action or proceeding to enforce the provisions hereof, any Party against whom such action or proceeding is brought hereby waives any claim or defense therein that the other Party has an adequate remedy at law.

12.8                        This Deed shall be governed by, and shall be construed in accordance with, the laws of the HKSAR.

12.9                        Jurisdiction.

(a)                                 Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Deed, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other.

(b)                                 The Dispute shall be settled by arbitration in HKSAR by the HKIAC in accordance with the HKIAC Rules in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules.  There shall be three (3) arbitrators. The claimants in the Dispute shall nominate one (1) arbitrator and the respondents in the Dispute shall nominate one (1) arbitrator.  The HKIAC Council shall appoint the third arbitrator, who shall serve as the presiding arbitrator.

(c)                                  The arbitral proceedings shall be conducted in English.  To the extent that the HKIAC Rules are in conflict with the provisions of this Section 12.9, including the provisions concerning the appointment of the arbitrators, the provisions of this Section 12.9 shall prevail.

(d)                                 Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.

(e)                                  The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(f)                                   The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of HKSAR.

(g)                                  Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(h)                                 During the course of the arbitral tribunal’s adjudication of the Dispute, this Deed shall continue to be performed except with respect to the part in dispute and under adjudication.

[The remainder of this page is intentionally left blank]

EXECUTED AND DELIVERED AS A DEED on the day and year first above written.

EXECUTED AS A DEED by	)
)
on behalf of	)
DRAGON JADE HOLDINGS LIMITED	)
in the presence of:

Witness signature:
Name:
Address:

Occupation:

Signature Page to Project Cixi 2 - HK Share Charge

SECURED PARTY:

EXECUTED AS A DEED by	)
)
on behalf of	)
PEAK ASIA INVESTMENT HOLDINGS V LIMITED	)
in the presence of:

Witness signature:
Name:
Address:

Occupation:

Signature Page to Project Cixi 2 - HK Share Charge

Schedule A

Form of Instrument of Transfer

PART I

INSTRUMENT OF TRANSFER

I (We)	DRAGON JADE HOLDINGS LIMITED

of

in consideration of the Sum of Dollars

Paid to me (us) by (name in full)

(occupation)	Corporation

of (full address)

(hereinafter called “the said Transferee”) do hereby transfer to the said Transferee the

Shares numbered

standing in my (our) name in the Register of Peng Oi Investment (Hong Kong) Holdings Limited hold unto the said Transferee his/her/its Executors, Administrators or Assigns, subject to the several conditions upon which I (we) hold the same at the time of execution hereof.  And I (we) the said Transferee do hereby agree to take the said Shares subject to the same conditions.

Dated the                    day of                                         , 20   .

Witness to the signature(s) of	)
)
)
Name	)
Address	)
)
)
	)	For and on behalf of
DRAGON JADE HOLDINGS LIMITED
(Transferor)

Witness to the signature(s) of	)
)
)
Name	)
Address	)
)
)
	)	For and on behalf of

(Transferee)

PART II

FORM OF CONTRACT NOTE

SOLD NOTE

Name of Purchaser (Transferee):

Address:

Occupation:

Name of company in which the share(s) to be transferred:	Peng Oi Investment (Hong Kong) Holdings Limited

Number of Share(s):                                                                                                                                             of                                  each Consideration Received: [•] Dollar(s)                                                                                                                                                                                                                                         ([•]$                                                   )

For and on behalf of DRAGON JADE HOLDINGS LIMITED (Transferor)

Dated

BOUGHT NOTE

Name of Seller (Transferor):	DRAGON JADE HOLDINGS LIMITED

Address:

Occupation:	Corporation

Name of company in which the share(s) to be transferred:	Peng Oi Investment (Hong Kong) Holdings Limited

Number of Share(s):                                                                                                                                             of                                  each Consideration Paid: [•] Dollar(s)                                                                                                                                                                                                                                         ([•]$                                                   )

For and on behalf of

(Transferee)

Dated

Schedule B

Form of Letter of Resignation

Dated: [                                 ]

The Board of Directors

Peng Oi Investment (Hong Kong) Holdings Limited (the “Company”)

Dear Sirs

Resignation

I tender my unconditional and irrevocable resignation as director of the Company with effect from the date of this letter.  I confirm that I have no claims whatsoever against the Company for compensation for loss of office or for fees or otherwise howsoever.

Yours faithfully,

by [ ]

Schedule C

Form of Letter of Authority and Undertaking

Dated: [                                 ]

To: Peak Asia Investment Holdings V Limited (the “Secured Party”)

Dear Sirs

Peng Oi Investment (Hong Kong) Holdings Limited (the “Company”)

I irrevocably authorise you or any of your officers to complete, date and put into effect:

(1)           the attached resignation letter signed by me; and

(2)           the attached resolution signed by me,

in accordance with the provisions of the First Rank Deed of Share Charge over 51% of the shares in the Company dated [      ] 2020 and entered into between Dragon Jade Holdings Limited (龍翠控股有限公司) and the Secured Party.

Yours faithfully,

by [ ]

Schedule D

Form of Resolutions

Peng Oi Investment (Hong Kong) Holdings Limited (the “Company”)

WRITTEN RESOLUTIONS OF THE BOARD OF DIRECTORS made pursuant to Article [      ] of the Articles of Association of the Company

Directors:

TRANSFER OF SHARES

IT IS RESOLVED that each of the following transfers of the shares in the Company be approved and that, upon the delivery to any director of the Company of a duly completed instrument of transfer in respect of any of the following transfers, the name of the relevant transferee be entered forthwith in the register of members of the Company in respect of the relevant shares so transferred and that new share certificates in respect of such shares be issued forthwith to such transferee in accordance with the Articles of Association of the Company:

CHANGE IN DIRECTORS

IT IS RESOLVED that the following be appointed as additional Directors of the Company with immediate effect:

IT IS RESOLVED that the resignation of the following persons as Directors of the Company be accepted with immediate effect:

These WRITTEN RESOLUTIONS OF THE BOARD OF DIRECTORS may be executed in one or more counterparts including counterparts transmitted by telecopier or facsimile, each of which shall be deemed and original, but all of which signed and taken together, shall constitute one document.

Date: [                ]

Signed by all Directors of the Company:

Director

Director

Director

Director